UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-months and nine-months periods ended September 30, 2021 and 2022.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-months and nine-months periods ended September 30, 2021 and 2022

GEOPARK LIMITED

SEPTEMBER 30, 2022

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

SEPTEMBER 30, 2022

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-months	Three-months	Nine-months	Nine-months
		period ended	period ended	period ended	period ended
		September 30,	September 30,	September 30,	September 30,
		2022	2021	2022	2021
Amounts in US$ ´000	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE	3	258,249	173,972	818,629	486,165
Commodity risk management contracts	4	22,993	(11,733)	(70,683)	(106,693)
Production and operating costs	5	(87,134)	(49,232)	(282,800)	(145,204)
Geological and geophysical expenses	6	(2,322)	(2,065)	(8,019)	(7,268)
Administrative expenses	7	(14,348)	(11,782)	(35,128)	(35,809)
Selling expenses	8	(2,049)	(1,792)	(5,217)	(5,344)
Depreciation		(21,416)	(23,641)	(66,200)	(66,802)
Write-off of unsuccessful exploration efforts	10	(5,935)	(4,201)	(5,935)	(12,262)
Impairment loss reversed for non-financial assets	10	—	13,307	—	13,307
Other (expenses) income		(2,657)	(1,555)	2,737	(3,703)
OPERATING PROFIT		145,381	81,278	347,384	116,387
Financial expenses	9	(14,126)	(13,994)	(46,192)	(50,703)
Financial income	9	783	699	2,223	1,297
Foreign exchange gain	9	11,516	936	11,970	5,440
PROFIT BEFORE INCOME TAX		143,554	68,919	315,385	72,421
Income tax expense		(70,172)	(31,907)	(143,138)	(48,214)
PROFIT FOR THE PERIOD		73,382	37,012	172,247	24,207
Earnings per share (in US$). Basic		1.24	0.61	2.89	0.40
Earnings per share (in US$). Diluted		1.23	0.60	2.85	0.39

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

SEPTEMBER 30, 2022

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Amounts in US$ ´000	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	73,382	37,012	172,247	24,207
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	243	(2,226)	1,442	(414)
Gain on cash flow hedges	9,304	—	5,057	—
Income tax expense relating to cash flow hedges	(3,256)	—	(1,770)	—
Other comprehensive profit (loss) for the period	6,291	(2,226)	4,729	(414)
Total comprehensive profit for the period	79,673	34,786	176,976	23,793

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

SEPTEMBER 30, 2022

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At September 30, 2022	Year ended
Amounts in US$ ´000		(Unaudited)	December 31, 2021
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	658,608	614,047
Right-of-use assets		36,088	21,014
Prepayments and other receivables		129	148
Other financial assets		12,180	13,883
Deferred income tax asset		7,183	14,072
TOTAL NON CURRENT ASSETS		714,188	663,164
CURRENT ASSETS
Inventories		12,486	10,915
Trade receivables		59,016	70,531
Prepayments and other receivables		18,902	22,650
Derivative financial instrument assets	15	5,057	126
Other financial assets		—	864
Cash and cash equivalents		93,036	100,604
Assets held for sale		—	26,887
TOTAL CURRENT ASSETS		188,497	232,577
TOTAL ASSETS		902,685	895,741
EQUITY
Share capital	11	59	60
Share premium		147,723	169,220
Reserves		71,282	83,554
Accumulated losses		(136,522)	(314,779)
TOTAL EQUITY		82,542	(61,945)
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	484,296	656,176
Lease liabilities		21,317	12,513
Provisions and other long-term liabilities	13	55,768	62,848
Deferred income tax liability		54,001	20,947
Trade and other payables	14	—	1,540
TOTAL NON CURRENT LIABILITIES		615,382	754,024
CURRENT LIABILITIES
Borrowings	12	6,849	17,916
Lease liabilities		10,516	8,231
Derivative financial instrument liabilities	15	4,655	20,757
Current income tax liability		55,169	8,801
Trade and other payables	14	127,572	127,513
Liabilities associated with assets held for sale		—	20,444
TOTAL CURRENT LIABILITIES		204,761	203,662
TOTAL LIABILITIES		820,143	957,686
TOTAL EQUITY AND LIABILITIES		902,685	895,741

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

SEPTEMBER 30, 2022

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share	Share	Other	Translation	Accumulated
Amount in US$ '000	Capital	Premium	Reserve	Reserve	losses	Total
Equity at January 1, 2021	61	179,399	104,485	(12,269)	(380,866)	(109,190)
Comprehensive income:
Profit for the nine-months period	—	—	—	—	24,207	24,207
Other comprehensive loss for the period	—	—	—	(414)	—	(414)
Total comprehensive loss for the period ended September 30, 2021	—	—	—	(414)	24,207	23,793
Transactions with owners:
Share-based payment	1	1,535	—	—	4,145	5,681
Repurchase of shares	(1)	(5,409)	—	—	—	(5,410)
Cash distribution	—	—	(4,795)	—	—	(4,795)
Total transactions with owners for the period ended September 30, 2021	—	(3,874)	(4,795)	—	4,145	(4,524)
Balance at September 30, 2021 (Unaudited)	61	175,525	99,690	(12,683)	(352,514)	(89,921)

Balance at January 1, 2022	60	169,220	97,261	(13,707)	(314,779)	(61,945)
Comprehensive income:
Profit for the nine-months period	—	—	—	—	172,247	172,247
Other comprehensive profit for the period	—	—	3,287	1,442	—	4,729
Total comprehensive profit for the period ended September 30, 2022	—	—	3,287	1,442	172,247	176,976
Transactions with owners:
Share-based payment	1	1,565	—	—	6,010	7,576
Repurchase of shares	(2)	(23,062)	—	—	—	(23,064)
Cash distribution	—	—	(17,001)	—	—	(17,001)
Total transactions with owners for the period ended September 30, 2022	(1)	(21,497)	(17,001)	—	6,010	(32,489)
Balance at September 30, 2022 (Unaudited)	59	147,723	83,547	(12,265)	(136,522)	82,542

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Nine-months	Nine-months
	period ended	period ended
	September 30,	September 30,
	2022	2021
Amounts in US$ ’000	(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit for the period	172,247	24,207
Adjustments for:
Income tax expense	143,138	48,214
Depreciation	66,200	66,802
Loss on disposal of property, plant and equipment	18	307
Write-off of unsuccessful exploration efforts	5,935	12,262
Impairment loss reversed for non-financial assets	—	(13,307)
Amortization of other long-term liabilities	(124)	(171)
Accrual of borrowing interests	28,650	34,043
Borrowings cancellation costs	5,141	6,308
Unwinding of long-term liabilities	4,697	3,528
Accrual of share-based payment	7,576	5,681
Foreign exchange gain	(11,970)	(5,440)
Unrealized (gain) loss on commodity risk management contracts	(10,302)	27,993
Income tax paid	(28,205)	(65,091)
Change in working capital	(28,920)	(16,546)
Cash flows from operating activities – net	354,081	128,790
Cash flows from investing activities
Purchase of property, plant and equipment	(115,202)	(85,365)
Proceeds from disposal of long-term assets (Note 17)	15,135	1,100
Cash flows used in investing activities – net	(100,067)	(84,265)
Cash flows from financing activities
Proceeds from borrowings	—	172,174
Debt issuance costs paid	—	(2,019)
Principal paid	(171,291)	(264,388)
Interest paid	(36,498)	(42,477)
Borrowings cancellation and other costs paid	(9,118)	(12,908)
Lease payments	(5,398)	(5,551)
Repurchase of shares	(23,064)	(5,410)
Cash distribution	(17,001)	(4,795)
Payments for transactions with former non-controlling interest	—	(3,580)
Cash flows used in financing activities - net	(262,370)	(168,954)
Net decrease in cash and cash equivalents	(8,356)	(124,429)
Cash and cash equivalents at January 1	100,604	201,907
Currency translation differences	788	(633)
Cash and cash equivalents at the end of the period	93,036	76,845
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	93,026	76,828
Cash in hand	10	17
Cash and cash equivalents	93,036	76,845

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina and Ecuador.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 8, 2022.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2021, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments and interpretations apply for the first time in 2022, but do not have an impact on the condensed consolidated interim financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2021.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The condensed consolidated interim financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2021.

Note 1 (Continued)

Financial risk management (Continued)

The ongoing conflict involving Russia and Ukraine has disrupted markets and resulted in volatility in commodities prices. The impact of this situation is uncertain.

The Group is continually reviewing its exposure to the current market conditions and adjusting the capital expenditures program which remains flexible, quickly adaptable and expandable as oil and gas prices increase. The Group also continues to add new oil hedges, increasing its price risk protection within the upcoming four quarters. GeoPark maintained a cash position of US$ 93,036,000 and has available US$ 127,700,000 in uncommitted credit lines as of September 30, 2022.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of September 30, 2022:

(1)	GeoPark Peru S.A.C. Sucursal Ecuador holds 50% working interest in the consortiums that operate the Espejo and Perico Blocks.

Details of the subsidiaries and joint operations of the Group are set out in Note 21 to the annual consolidated financial statements as of and for the year ended December 31, 2021.

During the nine-months period ended September 30, 2022, the following changes have taken place:

●	GeoPark Colombia S.A.S. acquired the shares of GeoPark Colombia E&P previously owned by GeoPark Latin America S.L.U.
●	GeoPark Colombia S.A.S was assigned a 50% non-operated working interest in the CPO-4-1 Block.
●	The process to transform the Ecuadorean branch named “GeoPark Perú S.A.C. Sucursal Ecuador” into a local company in Ecuador was approved. As of the date of these interim condensed consolidated financial statements, the inscription before the local registries in Ecuador is in process.
●	The Spanish subsidiaries finalized a merger process by which GeoPark Latin America S.L.U. merged with and into GeoPark Colombia S.L.U., with the latter being the surviving company.

Note 2

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Corporate Governance, People and Sustainability departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases had not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects and other items. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements.

Nine-months period ended September 30, 2022:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	818,629	766,642	22,472	16,201	1,962	5,024	6,328
Sale of crude oil	784,093	765,482	11,260	663	1,664	5,024	—
Sale of purchased crude oil	6,328	—	—	—	—	—	6,328
Sale of gas	28,208	1,160	11,212	15,538	298	—	—
Production and operating costs	(282,800)	(258,621)	(11,677)	(4,054)	(1,579)	(1,567)	(5,302)
Royalties	(49,098)	(46,660)	(899)	(1,266)	(273)	—	—
Economic rights	(154,285)	(154,285)	—	—	—	—	—
Share-based payment	(785)	(699)	(87)	—	1	—	—
Operating costs	(78,632)	(56,977)	(10,691)	(2,788)	(1,307)	(1,567)	(5,302)
Depreciation	(66,200)	(52,870)	(10,871)	(2,185)	(237)	(35)	(2)
Adjusted EBITDA	408,657	401,089	9,065	9,967	(5,428)	1,559	(7,595)

Nine-months period ended September 30, 2021:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	486,165	433,671	15,757	15,402	21,335	—	—
Sale of crude oil	454,639	432,059	4,039	477	18,064	—	—
Sale of gas	31,526	1,612	11,718	14,925	3,271	—	—
Production and operating costs	(145,204)	(120,765)	(8,036)	(3,479)	(12,924)	—	—
Royalties	(28,511)	(23,473)	(553)	(1,232)	(3,253)	—	—
Economic rights	(46,789)	(46,712)	—	(77)	—	—	—
Share-based payment	(278)	(238)	(37)	—	(3)	—	—
Operating costs	(69,626)	(50,342)	(7,446)	(2,170)	(9,668)	—	—
Depreciation	(66,802)	(44,063)	(10,706)	(3,060)	(8,803)	(167)	(3)
Adjusted EBITDA	213,684	204,701	5,812	9,700	4,891	(1,415)	(10,005)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
September 30, 2022	902,685	757,837	69,776	34,624	1,700	29,820	8,928
December 31, 2021	895,741	689,401	71,515	38,846	38,111	7,782	50,086

Note 2 (Continued)

Segment Information (Continued)

A reconciliation of total Adjusted EBITDA to total Profit before income tax is provided as follows:

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Adjusted EBITDA	141,299	86,764	408,657	213,684
Unrealized gain (loss) on commodity risk management contracts	36,831	10,626	10,302	(27,993)
Depreciation (a)	(21,416)	(23,641)	(66,200)	(66,802)
Write-off of unsuccessful exploration efforts	(5,935)	(4,201)	(5,935)	(12,262)
Impairment loss reversed for non-financial assets	—	13,307	—	13,307
Share-based payment	(4,183)	(1,911)	(7,576)	(5,681)
Lease accounting - IFRS 16	1,442	1,603	5,398	5,551
Others (b)	(2,657)	(1,269)	2,738	(3,417)
Operating profit	145,381	81,278	347,384	116,387
Financial expenses	(14,126)	(13,994)	(46,192)	(50,703)
Financial income	783	699	2,223	1,297
Foreign exchange gain	11,516	936	11,970	5,440
Profit before tax	143,554	68,919	315,385	72,421

(a)	Net of capitalized costs for oil stock included in Inventories. Depreciation for the nine-months period ended September 30, 2022 includes US$ 1,494,000 (US$ 2,081,000 in 2021) generated by assets not related to production activities. For the three-months period ended September 30, 2022, the amount included in depreciation is US$ 471,000 (US$ 657,000 in 2021).
(b)	Includes allocation to capitalized projects.

Note 3

Revenue

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2022	2021	2022	2021
Sale of crude oil	248,677	163,472	784,093	454,639
Sale of purchased crude oil	965	—	6,328	—
Sale of gas	8,607	10,500	28,208	31,526
	258,249	173,972	818,629	486,165

Note 4

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties.

The Group’s derivatives that hedge cash flows from the sales of crude oil for periods through December 31, 2022 are accounted for as non-hedge derivatives and therefore all changes in the fair values of these derivative contracts are recognized immediately as gains or losses in the results of the periods in which they occur.

The Group’s derivatives that hedge cash flows from the sales of crude oil for periods from January 1, 2023 onwards are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

The following table summarizes the Group’s production hedged during the nine-months period ended September 30, 2022 and for the following periods as a consequence of the derivative contracts in force as of September 30, 2022:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2022 - March 31, 2022	ICE BRENT	Zero Premium Collars	14,500	49.10 Put 74.81 Call
April 1, 2022 - June 30, 2022	ICE BRENT	Zero Premium Collars	12,500	53.35 Put 79.38 Call
July 1, 2022 - September 30, 2022	ICE BRENT	Zero Premium Collars	13,000	58.63 Put 86.50 Call
October 1, 2022 - December 31, 2022	ICE BRENT	Zero Premium Collars	12,000	60.63 Put 92.55 Call
January 1, 2023 - March 31, 2023	ICE BRENT	Zero Premium Collars	9,500	66.05 Put 112.59 Call
April 1, 2023 - June 30, 2023	ICE BRENT	Zero Premium Collars	6,500	68.85 Put 115.87 Call
July 1, 2023 - September 30, 2023	ICE BRENT	Zero Premium Collars	1,000	70.00 Put 100.00 Call

The table below summarizes the loss on the commodity risk management contracts:

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Realized loss on commodity risk management contracts	(13,838)	(22,359)	(80,985)	(78,700)
Unrealized gain (loss) on commodity risk management contracts	36,831	10,626	10,302	(27,993)
Total	22,993	(11,733)	(70,683)	(106,693)

Note 5

Production and operating costs

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2022	2021	2022	2021
Staff costs	3,158	3,970	10,108	11,995
Share-based payment	256	145	785	278
Royalties	15,543	10,905	49,098	28,511
Economic rights	47,030	19,966	154,285	46,789
Well and facilities maintenance	5,605	3,721	15,558	13,265
Operation and maintenance	1,489	2,127	4,921	5,692
Consumables	5,501	5,078	15,582	13,873
Equipment rental	2,271	2,379	6,539	5,956
Transportation costs	1,117	581	3,092	2,131
Gas plant costs	310	619	1,408	1,885
Personnel transportation	635	559	1,866	1,616
Consultant fees	337	307	1,412	1,252
Safety and insurance costs	748	772	2,848	2,789
Field camp	1,014	1,015	2,913	3,119
Non-operated blocks costs	3,777	1,240	8,482	3,617
Crude oil stock variation	(3,114)	(5,117)	(4,403)	(394)
Purchased crude oil	685	—	5,302	—
Other costs	772	965	3,004	2,830
	87,134	49,232	282,800	145,204

Note 6

Geological and geophysical expenses

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2022	2021	2022	2021
Staff costs	1,799	1,960	5,658	5,705
Share-based payment	(142)	41	264	141
Other services	665	350	2,098	1,708
Allocation to capitalized project	—	(286)	(1)	(286)
	2,322	2,065	8,019	7,268

Note 7

Administrative expenses

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2022	2021	2022	2021
Staff costs	5,127	5,514	16,944	18,151
Share-based payment	4,069	1,725	6,527	5,262
Consultant fees	2,374	2,882	6,365	7,456
Safety and insurance costs	973	889	2,949	2,163
Travel expenses	734	79	1,305	193
Director fees and allowance	145	508	982	2,074
Communication and IT costs	1,070	869	2,120	2,798
Allocation to joint operations	(2,410)	(1,962)	(6,803)	(5,887)
Other administrative expenses	2,266	1,278	4,739	3,599
	14,348	11,782	35,128	35,809

Note 8

Selling expenses

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2022	2021	2022	2021
Transportation	848	1,359	3,086	3,125
Selling taxes and other	1,201	433	2,131	2,219
	2,049	1,792	5,217	5,344

Note 9

Financial results

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2022	2021	2022	2021
Financial expenses
Bank charges and other financial costs	(1,722)	(2,274)	(7,674)	(6,584)
Interest and amortization of debt issue costs	(8,849)	(10,643)	(28,680)	(34,283)
Borrowings cancellation costs	(2,104)	—	(5,141)	(6,308)
Unwinding of long-term liabilities	(1,451)	(1,077)	(4,697)	(3,528)
	(14,126)	(13,994)	(46,192)	(50,703)
Financial income
Interest received	783	699	2,223	1,297
	783	699	2,223	1,297
Foreign exchange gains and losses
Foreign exchange gain	11,516	936	11,970	5,440
	11,516	936	11,970	5,440
Total financial results	(1,827)	(12,359)	(31,999)	(43,966)

Note 10

Property, plant and equipment

			Furniture,					Exploration
			equipment	Production	Buildings			and
	Oil & gas		and	facilities and	and	Construction		evaluation
Amounts in US$ '000	properties		vehicles	machinery	improvements	in progress		assets		Total
Cost at January 1, 2021	968,617		20,707	197,829	12,442	18,848		78,614		1,297,057
Additions	(1,688)	(a)	826	9	—	50,707		33,823		83,677
Disposals	—		(825)	(900)	(543)	(3,371)	(b)	—		(5,639)
Write-off / Impairment	13,307	(c)	—	—	—	—		(12,262)	(d)	1,045
Transfers	41,758		—	13,202	387	(45,728)		(9,619)		—
Currency translation differences	(2,276)		(31)	(159)	(10)	(11)		(89)		(2,576)
Assets held for sale	(73,047)		(1,178)	(6,052)	(177)	(27)		—		(80,481)
Cost at September 30, 2021	946,671		19,499	203,929	12,099	20,418		90,467		1,293,083

Cost at January 1, 2022	957,932		18,421	201,177	11,662	27,204		100,470		1,316,866
Additions	(6,161)	(a)	879	—	(10)	84,262		33,319		112,289
Disposals	—		(381)	(26)	—	—		—		(407)
Write-off	—		—	—	—	—		(5,935)	(e)	(5,935)
Transfers	85,475		13	16,159	43	(90,485)		(11,205)		—
Currency translation differences	1,351		18	107	3	8		9		1,496
Cost at September 30, 2022	1,038,597		18,950	217,417	11,698	20,989		116,658		1,424,309

Depreciation and write-down at January 1, 2021	(548,445)		(16,985)	(109,987)	(6,975)	—		—		(682,392)
Depreciation	(50,208)		(1,556)	(9,421)	(525)	—		—		(61,710)
Disposals	—		500	900	436	—		—		1,836
Currency translation differences	1,548		23	158	9	—		—		1,738
Assets held for sale	49,080		915	4,692	153	—		—		54,840
Depreciation and write-down at September 30, 2021	(548,025)		(17,103)	(113,658)	(6,902)	—		—		(685,688)

Depreciation and write-down at January 1, 2022	(563,157)		(16,377)	(116,617)	(6,668)	—		—		(702,819)
Depreciation	(51,727)		(997)	(8,881)	(497)	—		—		(62,102)
Disposals	—		370	19	—	—		—		389
Currency translation differences	(1,044)		(15)	(107)	(3)	—		—		(1,169)
Depreciation and write-down at September 30, 2022	(615,928)		(17,019)	(125,586)	(7,168)	—		—		(765,701)

Carrying amount at September 30, 2021	398,646		2,396	90,271	5,197	20,418		90,467		607,395
Carrying amount at September 30, 2022	422,669		1,931	91,831	4,530	20,989		116,658		658,608

(a)	Corresponds to the effect of the change in the estimate of assets retirement obligations.
(b)	Corresponds to assets related to the operationship of the non-producing Morona Block (Block 64) in Peru, that were transferred to Petroperu in May 2021.
(c)	Corresponds to an impairment loss reversed in the Aguada Baguales and El Porvenir Blocks (Argentina) in accordance with their fair value less cost to sale.
(d)	Corresponds to two unsuccessful exploratory wells drilled in the Llanos 32 Block (Colombia), other exploration costs incurred in the Fell Block (Chile), an exploratory well drilled in previous years in the CPO-5 Block (Colombia) and other exploration costs incurred in previous years in the PUT-30 Block (Colombia) for which no additional work would be performed.
(e)	Corresponds to exploration costs incurred in previous years in the Tacacho and Terecay Blocks (Colombia) for which no additional work would be performed and an exploratory well drilled in the CPO-5 Block (Colombia).

Note 11

Equity

Share capital

	At	Year ended
Issued share capital	September 30, 2022	December 31, 2021
Common stock (US$ ´000)	59	60
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	58,542,850	60,238,026
Total common shares in issue	58,542,850	60,238,026

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable.

Cash distributions

On March 9, 2022, May 11, 2022, and August 10, 2022, the Company’s Board of Directors declared quarterly cash distributions of US$ 0.082, US$ 0.082 and US$ 0.127 per share that were paid on March 31, 2022, June 10, 2022, and September 8, 2022, respectively.

Buyback program

On November 4, 2020, the Company’s Board of Directors approved a program to repurchase up to 10% of its shares outstanding or approximately 6,062,000 shares. The repurchase program began on November 5, 2020, and was set to expire on November 15, 2021. On November 10, 2021, the Company’s Board of Directors approved the renewal of this repurchase program until November 10, 2022. During the nine-months period ended September 30, 2022, the Company purchased 1,801,735 common shares for a total amount of US$ 23,064,000. These transactions have no impact on the Group’s results.

Other reserves

Beginning in 2022, GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives that hedge cash flows from the sales of crude oil for periods from January 1, 2023 onwards are designated and qualify as cash flow hedges and therefore the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized in Other Reserve within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

Note 12

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2022	December 31, 2021
2024 Notes	—	171,880
2027 Notes	489,948	499,893
Banco Santander	1,197	2,319
	491,145	674,092

Classified as follows:

Current	6,849	17,916
Non-Current	484,296	656,176

On September 21, 2017, the Company successfully placed US$ 425,000,000 aggregate principal amount of 6.500% Senior Secured Notes due 2024 (the “2024 Notes”), which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The 2024 Notes carry a coupon of 6.50% per annum. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%).

On January 17, 2020, the Company successfully placed US$ 350,000,000 aggregate principal amount of 5.500% Senior Secured Notes due 2027 (the “2027 Notes”), which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The 2027 Notes were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). The debt issuance cost for this transaction amounted to US$ 5,004,000 (debt issuance effective rate: 5.88%). Final maturity of the 2027 Notes will be January 17, 2027.

In April 2021, the Company executed a series of transactions that included a successful tender to purchase US$ 255,000,000 of the 2024 Notes that was funded with a combination of cash in hand and a US$ 150,000,000 aggregate principal amount new issuance from the reopening of the 2027 Notes. The new notes offering and the tender offer closed on April 23, 2021, and April 26, 2021, respectively.

The tender total consideration included the tender offer consideration of US$ 1,000 for each US$ 1,000 principal amount of the 2024 Notes plus the early tender payment of US$ 50 for each US$ 1,000 principal amount of the 2024 Notes. The tender also included a consent solicitation to align the covenants of the 2024 Notes to those of the 2027 Notes.

The reopening of the 2027 Notes was priced above par at 101.875%, representing a yield to maturity of 5.117%. The debt issuance cost for this transaction amounted to US$ 2,019,000. The 2027 Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The 2027 Notes are fully and unconditionally guaranteed jointly and severally by two principal subsidiaries of the Company.

Note 12 (Continued)

Borrowings (Continued)

Between March and July 2022, the Company continued its deleveraging process, by repurchasing and cancelling, with the Trustee, a total nominal amount of US$ 102,876,000 of its 2024 Notes. Of this total amount, US$ 57,876,000 were repurchased in open market transactions at prices below the call option level and US$ 45,000,000 were redeemed at a redemption price stated in the indenture governing the 2024 Notes. On September 21, 2022, GeoPark fully redeemed its 2024 Notes by redeeming the remaining aggregate principal amount of US$ 67,124,000. Pursuant to the terms of the Indenture, the Notes were redeemed at a redemption price equal to 101.625% of the principal amount of the Notes redeemed, plus accrued and unpaid interests. The difference between the carrying amount of debt that was repurchased or redeemed and the consideration paid was recognized within financial expenses in the condensed consolidated statement of income.

The indenture governing the 2027 Notes includes incurrence test covenants that provide, among other things, that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indentures governing the Notes. Incurrence covenants, as opposed to maintenance covenants, must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indentures’ provisions and covenants.

On June 17, 2022, the Company received requisite consents from holders of the 2027 Notes for certain amendments to the indenture governing the 2027 Notes. The amendments intended to (i) address the impact of adverse market conditions and related drop in the price of crude oil during 2020 on the Company’s results, which in turn negatively impacted the restricted payments builder basket, and (ii) increase and reset the general restricted payments basket in the indenture to provide the Company additional restricted payments capacity, giving the Company additional financial flexibility. Consequently, on June 27, 2022, the Company paid a consent fee equal to $10.00 per $1,000 to holders of the 2027 Notes that delivered their consents for the abovementioned amendments to the indenture governing the 2027 Notes. The consent fee and other related fees were deducted from the carrying value of the 2027 Notes and will be amortized over its term.

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2022	December 31, 2021
Assets retirement obligation	43,324	45,842
Deferred income	3,079	3,331
Other	9,365	13,675
	55,768	62,848

Note 14

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2022	December 31, 2021
Trade payables	94,474	86,672
To be paid to co-venturers	2,704	953
Customer advance payments	160	426
Other short-term advance payments (a)	—	1,558
Staff costs to be paid	8,929	17,973
Royalties to be paid	10,666	7,347
Taxes and other debts to be paid	10,639	14,124
	127,572	129,053

Classified as follows:

Current	127,572	127,513
Non-Current	—	1,540

(a)	Advance payment collected in relation with the sale of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks (see Note 17).

Note 15

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at September 30, 2022, and December 31, 2021, on a recurring basis:

			At
Amounts in US$ '000	Level 1	Level 2	September 30, 2022
Assets
Cash and cash equivalents
Money market funds	60,660	—	60,660
Derivative financial instrument assets
Commodity risk management contracts	—	5,057	5,057
Total Assets	60,660	5,057	65,717
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	4,655	4,655
Total Liabilities	—	4,655	4,655

			At
Amounts in US$ '000	Level 1	Level 2	December 31, 2021
Assets
Cash and cash equivalents
Money market funds	427	—	427
Derivative financial instrument assets
Commodity risk management contracts	—	126	126
Total Assets	427	126	553
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	20,757	20,757
Total Liabilities	—	20,757	20,757

Note 15 (Continued)

Fair value measurement of financial instruments (Continued)

Fair value hierarchy (Continued)

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of September 30, 2022.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where the interest has already been fixed and are measured at their amortized cost. The Group estimates that the fair value of its main financial liabilities is approximately 81% of its carrying amount, including interests accrued as of September 30, 2022. Fair values were calculated based on market price for the Notes and cash flows discounted for other borrowings using a rate based on the borrowing rate and are within Level 1 and Level 2 of the fair value hierarchy, respectively.

Note 16

Capital commitments

Capital commitments are detailed in Note 33.2 to the audited Consolidated Financial Statements as of December 31, 2021. The following updates have taken place during the nine-months period ended September 30, 2022:

The Group invested US$ 27,504,000 to fulfil its working interest commitments.

Colombia

GeoPark drilled the 2 exploratory wells committed in the Platanillo Block. These investments require the approval from the Colombian National Hydrocarbons Agency (“ANH”) to fulfil the Group’s commitment.

On March 10, 2022, GeoPark submitted to the ANH a request to withdraw from the PUT-14 E&P contract and transfer the pending commitments to other E&P contracts. As of the date of these interim condensed consolidated financial statements, transfer of investment is being carried out by GeoPark. Once total investment is reached through such transfers, ANH will continue with the contract’s termination.

On March 15, 2022, the E&P contracts related to the Llanos 86 and Llanos 104 Blocks entered into exploratory phase 1. The investment commitments for these blocks, at GeoPark’s working interest, over the three-years term of this first phase are:

●	Llanos 86 Block: 3D seismic, 2D seismic reprocessing and 1 exploratory well (US$ 10,494,000)
●	Llanos 104 Block: 3D seismic, 2D seismic reprocessing and 1 exploratory well (US$ 9,325,000)

On March 25, 2022, the ANH approved the assignment of a 50% non-operated working interest in the CPO-4-1 Block to GeoPark. On September 20, 2022, the E&P contract related to the block entered into exploratory phase 1. The investment commitment over the three-year term of Phase 1 is one exploratory well for a total amount of US$ 2,922,000, at GeoPark’s working interest.

Note 16 (Continued)

Capital commitments (Continued)

Colombia (Continued)

On September 21, 2022, GeoPark submitted to the ANH requests for termination of the E&P contracts related to the Tacacho and Terecay Blocks. As of the date of these interim condensed consolidated financial statements, the requests are under review by the ANH.

On September 23, 2022, the ANH approved the request to extend the exploratory period in the Llanos 87 Block until March 9, 2023.

Brazil

On September 14, 2022, the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) extended the exploratory period in the POT-T-785 Block until October 29, 2023.

Note 17

Business transactions

Aguada Baguales, El Porvenir and Puesto Touquet Blocks (Argentina)

In August 2021, the Company’s Board of Directors approved the decision to evaluate farm-out or divestment opportunities to sell its 100% working interest and operatorship in the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina, including the associated gas transportation license through the Puesto Touquet pipeline.

On November 3, 2021, GeoPark signed a sale and purchase and assignment agreement for a total consideration of US$ 16,000,000, subject to working capital adjustment. At that moment, GeoPark collected an advance payment of US$ 1,600,000.

The closing of the transaction took place on January 31, 2022, after the corresponding regulatory approvals were granted and GeoPark received the remaining outstanding payment from the purchaser. In April 2022, GeoPark paid a working capital adjustment amounting to US$ 370,000. As a consequence of this transaction, GeoPark recognized a gain of US$ 3,983,000 within Other income (expenses).

Manati Block (Brazil)

On November 22, 2020, GeoPark signed an agreement to sell its 10% non-operated working interest in the Manati Block in Brazil. The total consideration amounted to Brazilian reais 144,400,000 (equivalent to US$ 30,478,000 as of March 31, 2022), including a fixed payment of Brazilian reais 124,400,000 plus an earn-out of Brazilian reais 20,000,000, which was subject to obtaining certain regulatory approvals. The transaction was subject to certain conditions that should have been met before March 31, 2022. As of March 31, 2022, the required conditions were not met and GeoPark decided not to extend this deadline. As a result, GeoPark will continue to own its 10% interest in the block.

Farm-out REC-T-128 Block (Brazil)

In 2021, GeoPark performed a farm-out transaction to sell its 70% interest in the REC-T-128 Block in Brazil. The total consideration was US$ 1,100,000, which was collected at closing in 2021, plus a contingent payment of up to US$ 710,000, subject to international oil price and field production performance. On August 1, 2022, GeoPark collected the contingent payment of US$ 710,000.

Note 18

Tax reform in Colombia

In November 2022, the Colombian Congress approved a tax reform which contemplates an increase in the government take for the oil and gas industry.

The main impacts for the oil and gas industry include provisions that prevent the deduction of royalties paid to the government from the income tax calculation and the establishment of a surcharge linked to Brent oil price.

The new tax provisions will go into effect in 2023 and do not affect current tax bases or tax rate for fiscal year 2022. Nevertheless, the surcharge shall be considered for deferred income tax purposes at year-end.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
Name: Verónica Dávila
Title: Chief Financial Officer

Date: November 9, 2022